AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the nine month period ended September 30, 2008 and the audited financial statements for the year ended December 31, 2007

This Management’ Discussion and Analysis (“MD&A”) is dated November 21, 2008 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 89.35% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Silver Mine, located in Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6. In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. In January 2008, Avino announced the change of its financial year end from January 31 to December 31. The change was completed in order to align the Company’s financial statements reporting requirement with its Mexico subsidiaries which operate on a calendar fiscal year.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the period, the Company discovered further high-grade silver and gold assays from drilling at the Avino Mine property near Durango, Mexico. The new results, from the San Gonzalo zone located northeast of the original mine workings, include some of the best values recorded since drilling began on the vein in 2006.

Hole SG-08-01 on the San Gonzalo vein intersected a 2.75 -metre zone 1.13 g/t gold and 155 g/t silver of gold and silver mineralization with the following values:

SG-08-01

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
143.05	144.40	1.35	1.330	168.6	309	530	3598
144.40	145.80	1.40	0.930	142.1	131	560	1540

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Hole SG-08-02 intersected two zones of mineralization. The first zone, located above the San Gonzalo vein in the hanging wall, measured 1.60 metres grading 1.72 g/t gold and 704 g/t silver. The second zone, located within the vein, measured 3.0 metres grading 10.28 g/t gold and 545 g/t silver. Intersection and grade details were as follows:

SG-08-02

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
257.50	258.05	.55	.420	150.2	318	2832	5393
258.05	258.70	.65	3.840	1564.4	264	13100	13900
258.70	259.10	.40	0.075	68.1	79	266	502

263.05	263.75	.70	10.765	1275.6	7394	106000	146000
263.75	263.95	.20	0.115	62.3	364	4916	31000
263.95	264.70	.75	2.606	587.4	4327	76200	200000
264.70	265.30	.60	7.337	224.1	2363	146000	355000
264.30	266.05	.75	22.560	204.2	917	80000	126000

SG-08-02 was drilled to explore a gap between previous holes SG-07-14 (5.40 m @ 1.52 g/t gold and 774 g/t silver) and hole SG-07-22 (2.26 m. @ 1.497 g/t gold 152g/t silver).

Further infill drilling is also underway to upgrade and expand the current NI 43-101 resource. Please visit www.avino.com to view the Longitudinal Section diagram showing location of San Gonzalo holes.

Progress Continues Towards San Gonzalo Bulk Sampling

The planned bulk sampling program for San Gonzalo is progressing on schedule and within budget. All necessary permit applications (explosives, environmental and operational) are complete, with written approvals expected shortly from government agencies. Refurbishing of the mill is nearly complete, including upgrades to the flotation system, cyclone and filters. The company is in discussions with potential buyers of the concentrate and also with contractors for crushing and extraction of material from the San Gonzalo vein.

Avino’s Regional Drilling Program

Avino has also conducted drilling on regional targets on the large Avino mine property including La Blanca, San Jose, Santa Ana, Aquila Mexicana and Elena/Tolosa. The results are summarized below:

La Blanca: Two holes – LBL 08-01 and 02
Neither hole intersected significant mineralization.

San Jose Area: Six holes – SJ-08-01 thru 06
No significant intersections were reported, except for SJ-08-03 which intersected 0.4 metres @ 0.745 g/t gold and 98.5 g/t silver in what may be the La Estela vein. Minor intersections were reported in SJ-09-06

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Santa Ana Area: Four holes – STA-08-01 thru 04
Minor intersections reported in STA-08-04 but nothing significant.

Aguila Mexicana: Seven holes – AM-08-01 thru 07
Hole AM-08-02 intersected 5.05 metres @ 0.49 g/t gold 75.38 g/t silver.

AM-08-02 Details

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
195.05	195.90	.85	.221	189.4	155	238	438
195.90	196.80	.90	.100	19.1	139	155	384
196.80	197.90	1.10	.245	82,6	738	14400	34000
197.90	199.10	1.20	.905	42.1	467	13800	46500
199.10	200.10	1.00	1.046	77.1	1552	3977

Hole AM-08-04 intersected 3.30 metres grading 0.34 g/t gold and 151 g/t silver.

AM-08-04 Details:

From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (ppm)	Pb (ppm)	Zn (ppm)
205.10	206.15	1.05	0.309	85.4	1092	4672	4835
206.15	207.15	1.00	0.259	132.7	3278	6780	1116
207.15	207.80	.65	0.600	277.4	1017	1979	1020
207.80	208.40	.60	0.243	159.4	693	786	693

AM-08-02 AND AM-08-04 generated the first good drill values from the Aguila Mexicana zone, and they represent viable targets for future exploration.

Avino vein (Elena/Tolos or ET Vein)
Eight holes (ET-08-01 thru ET-08-08) were drilled on the main Avino Vein or ET Zone. These holes are part of a series of holes drilled in 2006 and 2007. Details of the drilling will be released separately. Production from the Avino Vein ceased in November 2001 when the mine closed due low metals prices and closure of a key smelter.

In October, 2008 the Company received all permits needed to mine the San Gonzalo deposit. A Reclamation Plan together with its associated costs to implement for the newly disturbed ground have been requested and stipulated in the Environmental Permit granted by SEMARNAT. This plan is now being developed and addressed for submission.

Marketing of the bulk concentrate is proceeding as planned.

Mill refurbishing based on a flowsheet for the production concentrate has progressed on schedule during the past three months. The tailings water reclaim system has been installed and commissioned.

Proposals for the underground development work and crushing of the 10,000 tonne bulk sample are being solicited. Bidders will be asked to update their quotes due to the change in current economic conditions.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Eagle Property, Yukon Territory

In November, 2008, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property located in the historic Keno Hill silver district that has produced over 200 million ounces of silver, Yukon Territory. The property area is located roughly 38 kilometres northeast of Mayo and 350 kilometres due north of the capital of Whitehorse.

The Eagle Property is comprised of 14 Quartz Mining Leases within the Mayo Mining District, Yukon Territory. The property totals 209.8 hectares in three adjacent blocks that extend across roughly 4 kilometres on Galena Hill along the projected strike of the Eagle Vein.

The Eagle Property includes historic surface trenches that expose a section of the Eagle Vein, a strong transverse vein-fault hosted in Keno Hill Quartzite. The Eagle Vein varies from 0.6 to 4.9 metres wide with mineralized lenses of galena, tetrahedrite and sphalerite. Yukon Government files report that a total of 33 holes totalling 3,075.5 metres have been drilled along 300 metres of vein strike on the property in two programs (1964 and 1978/79). The best intercepts are reported in the following table.

EAGLE VEIN – HISTORIC REPORTED DRILLING (YTG MinFile 105M 021)

Year	Operator	Reported Structure	Reported Intercept (m)	Silver g/t	Lead %	Zinc %
1964	Jersey Yukon Mines Ltd.	Branch Vein	2.1	1,885.7	12.8	4.2
		Main Vein (parallel intercepts)	0.15	7,624.9	1.2
			0.4	682.3	11.6
1978/79	Teck Corporation	Main Vein (DDH JB3)	1.5	366.6	5.4	6.8

Soil sampling conducted in 1971 by United Keno Hill Mines Ltd. outlined a strong 300 metre long Pb-Ag anomaly across the southern boundary of Mega Silver’s adjoining Man claim that apparently represents the untested northeast extension of the Eagle Vein. The core of the soil anomaly measures roughly 200 by 100 metres and contains peak values of 2,280 ppm lead and 10.8 ppm silver (UKHM 1973. Assessment Report #060116).

Terms of the Eagle Property Option Agreement

To earn a 75% interest in the Eagle Property, Mega Silver must:

  Incur Exploration Costs totalling $7.1 million over five years.
  Make total cash payments of $400,000 over five years to Avino.
  Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

  Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

The transaction is subject to the approval of the TSX Venture Exchange.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

We are also pleased to report that our financial position remains very strong, with approximately $4 million on hand in the treasury. The Company has no risk exposure to asset backed commercial paper, and all of our money is held in cash and short term treasury notes.

We believe Avino is uniquely positioned among the many emerging producers in Mexico. Through our majority ownership in the Avino Mine, recovery plant and surrounding property holdings may provide our shareholders to leverage in the strong metals markets that we believe lay ahead. We remain committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. We adhere to the highest standards of environmental responsibility, to supporting the local community with our highest standards of business practices and to the long term success of our shareholders.

Results of Operations

Three months ended September 30, 2008 compared with the three months ended October 31, 2007.

Operating and administrative expenses

Operating and administrative expenses were $130,317 for the three month period ended September 30, 2008 compared with $233,170 for three months ended October 31, 2007, a decrease of $102,853. This change is primarily attributed to decreases of $32,268 in office and miscellaneous expenses, $36,379 in investor relations, $24,939 in professional fees, $1,421 in salaries and $20,603 in travel and promotion. This decrease was offset by increases in general exploration and regulatory and compliance fess of $8,690 and $6,364, respectively.

Investor relations were lower in the current period due to the expiration of investor relations service agreements in the prior year and less stock based compensation for options issued for IR services. Travel and promotion is lower due to less travel by management and employees.

Loss for the period

The gain for the three month period ended September 30, 2008 was $164,833 compared with a loss of $232,414 for the three month period ended October 31, 2007, a difference of $397,247. Although operating and administrative expenses decreased as mentioned above, the Company recognized a significant foreign exchange of $256,458 to account for this difference. Offsetting these increases was a decrease in interest income of $59,416 as a result of the Company having less cash and receiving lower interest rates.

Nine months ended September 30, 2008 compared with the nine months ended October 31, 2007.

Operating and administrative expenses

Operating and administrative expenses were $945,453 for the nine month period ended September 30, 2008 compared with $723,498 for the nine months ended October 31, 2007, an increase of $130,317. This change is primarily attributed to the stock-based compensation expense of $382,800, while salaries and wages showed an increase of $7,056 and regulatory and compliance fees increased by $4,064. There was a decrease in administrative expenses such as $5,227 in general exploration, $43,141 in office and miscellaneous, $34,824 in professional fees, $61,297 in shareholder and investor relations and $21,484 in travel and promotion.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Loss for the period

The loss for the nine month period ended September 30, 2008 was $669,732 compared with a loss of $473,082 for the nine month period ended October 31, 2007, an increase of $196,650. Although operating and administrative expenses primarily decreased as discussed above and the Company recognized a gain of $151,303 due to foreign exchange, the main reason for the increase in the loss is due to the stock-based compensation expense of $382,800 during the period. In addition, interest income was lower by an amount of $177,842 as a result of the Company having less cash on hand and receiving lower interest rates.

Summary of Quarterly Results

Period ended	2008 Sept 30 Q3	2008 Jun 30 Q2	2008 Mar 31 Q1	2007 Dec 31 Q4	2007 Oct. 31 Q3	2007 Jul. 31 Q2	2007 Apr. 30 Q1	2007 Jan. 31 Q4
Gain	$	$	$	$	$	$	$	$
(Loss) for
the
period	164,833	(300,847)	(533,718)	(168,616)	(232,414)	(236,719)	(248,114)	(891,249)
Loss per
share	0.01	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total
assets	20,820,081	20,726,621	21,106,036	21,190,940	22,600,515	22,691,455	23,040,232	23,295,039

The quarterly losses were previously influenced by site assessment costs pertaining to Cia Minera including feasibility studies and associated overhead costs pertaining to traveling to Mexico on numerous occasions. These costs have been partially replaced with general exploration and administrative costs associated with expanding exploration activities on Cia Minera’s mineral properties. After acquiring control of Cia Minera in July of 2006, the costs associated with Cia Minera are consolidated with the Company and exploration expenditures are capitalized, thereby not impacting the loss for the period. Since the $10 million private placement that took place in 2006, there have been consistent efforts on shareholder and investor relations activities and company promotion. Higher interest income in each quarter since that time has helped offset the increase in costs. Stock-based compensation and foreign exchange variances are two items that cause significant swings in the losses between the quarters, as in the case of the current period’s gain.

Liquidity and Capital Resources

During the nine month period ended September 30, 2008 the Company incurred expenditures that increased its mineral property carrying value on its Mexican properties by $1,781,900. There was very little activity on its British Columbia properties. At this time the Company has no operating revenues but has earned interest income of $124,418 in the current period. The Company will continue to have significant cash on hand to earn interest income throughout the current fiscal year. However, the Company’s cash and cash equivalents will continue to be drawn down by operations and there has been downward pressure on interest rates as well so interest income is expected to decrease as the current year progresses.

At September 30, 2008, the Company had working capital of $3,939,008 and cash and cash equivalents of $3,867,748. The Company is continuing its exploration program and refurbishing of its mine facility for a bulk sampling program in Mexico. By the end of the period, the Company had incurred approximately $1,000,000 of the annual drilling cost for Mexico which was estimated at $1,200,000. The annual cost for the bulk sampling program was estimated at $2,100,000 for capital costs and $500,000 for operating costs. The Company has no significant plans for the British Columbia properties during the remainder of the fiscal year. The Company has sufficient cash on hand to finance the planned exploration work on its mineral properties and maintain administrative operations through December 31, 2008.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

The Company continues in the exploration stage until such time that the Avino mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs and the Company’s ability to continue as a going concern is dependent upon the continued support from its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

During the nine month period ended September 30, 2008, the company paid, or made provision for the future payment of the following amounts to related parties:

i)

$148,140 (2007 - $121,396) for administrative expenses (rent, salaries, office supplies and other miscellaneous disbursements) to Oniva International Services Corp (“Oniva”), a private company beneficially owned by the Company and a number of other public companies related through common directors;

ii)	$72,000 (2007 - $72,000) to a private company controlled by a Director for management fees;

iii)	$22,500 (2007 - $22,500) to a private company controlled by a director of a related company for consulting fees;

iv)	$30,000 (2007 - $32,100) to a private company controlled by a director of a related company for geological consulting services;

v)	$Nil (2007 - $39,104) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company;

vi)	$Nil (2007 - $65,577) in drilling expenses to ABC Drilling Services Inc. (“ABC Drilling”), a private drilling company owned by Oniva; and

vii)	$11,250 (2007 - $11,250) to Directors for Directors fees.

The amounts due to related parties consist of $148,985 (December 31, 2007 - $147,424) due to Oniva; $11,250 (December 31, 2007 - $18,250) due to Directors for Directors fees; $1,507 (December, 2007 - $3,707) due to a Director of a related public company for expense reimbursements; and $nil (December 31, 2007 - $2,684) due to a private company controlled by a director of a related company for geological services.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Disclosure of Management Compensation

During the nine month period ended September 30, 2008, $72,000 was paid to the President for services as director and officer of the Company; $11,149 was paid to the Corporate Secretary for services as an officer of the Company; and $12,508 was paid to the Chief Financial Officer for services as an officer of the Company.

Changes in Accounting Policies

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a retrospective basis with no restatement of prior period financial statements:

i)

CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern.

ii)

CICA Section 1535 Capital Disclosures establishes standards for the disclosure of the Company’s objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital.

iii)

CICA Section 3031 Inventories contains expanded guidance related to cost measurement and disclosure requirements. The Company expects no significant impact on the Company’s interim and annual financial statements for fiscal 2008 as a result of this standard.

iv)

CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2009.

v)

CICA Section 3862 Financial Instruments - Disclosures and Section 3863 Financial Instruments - Presentation replaces Section 3861 Financial Instruments - Disclosure and Presentation. These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments.

vi)

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company’s financial statements.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 20,584,727 were outstanding as at September 30, 2008 and November 21, 2008.

The following are details of outstanding share options as at September 30, 2008 and November 21, 2008:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Sept 30/08)	Number of Shares Remaining Subject to Options (Nov 21/08)
October 21, 2008	$1.20	41,800	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	975,000	975,000
February 27, 2013	$1.65	590,000	590,000
		2,041,300	2,041,300

The following are details of outstanding warrants as at September 30, 2008 and November 21, 2008:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Sept 30/08)	Number of Underlying Shares (Nov 21/08)
March 20, 2009[1]	$2.50	2,498,750	2,498,750
		2,498,750	2,498,750

_______________________________________
1 Warrants term extended for an additional year from March 20, 2008 to March 20, 2009 as consented by the TSX Venture Exchange on February 29, 2008.

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

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AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at September 30, 2008 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at September 30, 2008 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and
b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the quarter ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of November 21, 2008. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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